Exhibit 6.1(b)(2)

Patents and Trademarks information

Patents

Country	Application No.	Title	Application Date	Status
Canada	2850116	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending
United States	14/347,250	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending

Trademarks

Country	Trade Mark	Number	Owner	Status
United States	Laboraide	86910732	LABORAIDE & Design in class 10	Published for oppositions
United States	Laboraide	4185114	LABORAIDE	Registered